July 25, 2006

Attention: James Rosenberg

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	UnitedHealth Group Incorporated

Form 10-K for the year ended December 31, 2005

File Number 001-10864

Ladies and Gentlemen:

On behalf of UnitedHealth Group Incorporated (“Company”), this letter responds to the Staff’s question communicated by Keira Ino of the Staff on May 25, 2006:

1.	SEC Comment:

Why has the Company not filed a Form 8-K under Item 4.02, “Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review”, as a result of the current review of its stock option practices?

Company Response:

The Company has not filed a Form 8-K under Item 4.02 because neither the Company’s management nor its Board of Directors has concluded that any previously issued quarterly or annual financial statements should no longer be relied upon because of a material error in the financial statements as addressed in Statement of Financial Accounting Standards No. 154 or SEC Staff Accounting Bulletin No. 99. Additionally, the Company has not been notified by its independent accountant that any audit report or completed interim review related to previously issued financial statements should not be relied upon. The Company’s independent and internal reviews discussed in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 are continuing.

Securities and Exchange Commission

July 25, 2006

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Please contact the undersigned at (952) 936-5901 with any questions or comments relating to this letter. Thank you.

Yours very truly,

/s/ Patrick J. Erlandson
Patrick J. Erlandson
Chief Financial Officer

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